Exhibit 99.1

Caledonia Mining Corporation Plc

Change in Executive Management

(NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL)

St Helier, January 14, 2026: Caledonia Mining Corporation Plc ("Caledonia" or "the Company") announces that James Mufara, Chief Operating Officer, has left the Company.

The Company confirms that its operations continue to be managed by the existing executive and operating team, and the operations and strategy remain unchanged. The Company does not currently intend to appoint another Chief Operating Officer.

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793

Cavendish Capital Markets Limited (Nomad and Broker) Adrian Hadden	Tel: +44 207 397 1965

Camarco, Financial PR (UK) Gordon Poole Elfie Kent	Tel: +44 20 3757 4980

Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131

IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

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